Filed pursuant to Rule 424(b)7 Registration No. 333—152009

PROSPECTUS SUPPLEMENT NO. 2 TO PROSPECTUS DATED JUNE 30, 2008
LDK Solar Co., Ltd.
$400,000,000 4.75% Convertible Senior Notes due 2013
and
Ordinary Shares Underlying American Depositary Shares Issuable Upon Conversion of Notes

10,181,360 American Depositary Shares Representing 10,181,360 Ordinary Shares

     This prospectus supplement supplements information contained in the prospectus dated June 30, 2008, as amended and supplemented, included in the registration statement on Form F-3 filed by us with the Securities and Exchange Commission on June 30, 2008, covering resales by selling securityholders of our 4.75% convertible senior notes due 2013, or the notes, and American depositary shares, or ADSs, issuable upon conversion of the notes, including our ordinary shares, par value $0.10 each, represented by the ADSs. This prospectus supplement is not complete without, and may not be delivered or utilized except in combination with, the prospectus, including all of its amendments or supplements. This prospectus supplement is incorporated by reference into the prospectus and should be read in conjunction with the prospectus, as amended and supplemented. The terms of the notes, the ADSs and the ordinary shares are set forth or incorporated by reference in the prospectus.
     Investing in the notes or our ordinary shares and ADSs involves a high degree of risk. See “Risk Factors” described in the prospectus and other risk factors incorporated by reference in the prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 29, 2008.

SELLING SECURITYHOLDERS

The following information supplements the table of selling securityholders contained in the section entitled “Selling Securityholders” in the prospectus, as amended and supplemented. This information was furnished to us by the selling securityholders listed below on or before the date of this prospectus supplement. Because selling securityholders may trade all or some of the notes at any time without notifying us, the table below may not reflect the exact value of notes held by each selling securityholder on the date of this prospectus supplement. In addition, the selling securityholders listed in the table below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date as of which the information in the table is presented.

The table below, which has been prepared based on information furnished to us by or on behalf of the selling securityholders named therein, sets forth the name of each selling securityholder, the principal amount of notes that each selling securityholder owns and may offer pursuant to this prospectus and the numbers of ordinary shares into which those notes are convertible. Unless set forth below, to our knowledge, none of the selling securityholders have, or within the past three years have had, any material relationship with us or any of our predecessors or affiliates or beneficially own in excess of 1% of our outstanding ordinary shares.

Information about the selling securityholders may change over time, and we may not be made aware of changes in the ownership of our notes. Any changed information that is provided to us by selling securityholders will be set forth in additional prospectus supplements to the prospectus.

Name	Principal amount of notes beneficially owned prior to the offering and being offered hereby	Numbers of ordinary shares being registered hereby(1)	Ordinary shares owned after completion of the offering
Canyon Capital Arbitrage Master Fund, Ltd.	$15,400,000	391,982.36	—
The Canyon Value Realization Fund (Cayman), Ltd.	19,800,000	503,977.32	—
Canyon Value Realization Fund, LP	7,480,000	190,391.43	—
Canyon Value Realization MAC 18 Ltd.	1,320,000	33,598.49	—
Credit Suisse Securities (USA) LLC	21,750,000	553,661.45	—
Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio	$10,000,000	254,534.00	—

(1)	Assumes conversion of all of the holder’s notes at the initial conversion rate of 25.4534 of our ADSs per $1,000 principal amount of notes. However, this conversion price will be subject to adjustment as described under the sections titled “Description of the Notes—Conversion Rights” in the prospectus. As a result, the amount of ordinary shares underlying the ADSs issuable upon conversion of the notes may increase or decrease from time to time in the future.

Each selling securityholder listed in the table above has confirmed that it is not a broker-dealer nor (in the case of Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio) an affiliate of any broker-dealer. Canyon Capital Arbitrage Master Fund, Ltd., The Canyon Value Realization Fund (Cayman), Ltd., Canyon Value Realization Fund, LP and Canyon Value Realization MAC 18 Ltd., each being an affiliate of a broker-dealer, have each represented that it purchased in the ordinary course of business our notes, including the ADSs issuable upon conversion of the notes and the ordinary shares represented by the ADSs, and that, at the time of the purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute our notes, the ADSs issuable upon conversion of the notes and the ordinary shares represented by the ADSs.

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